# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MBX Biosciences, Inc., CIK 0001776111
CUSIP: 55287L101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11711 N. Meridian Street, Suite 300, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 08/18/2025
Amends the filing with accession number 0001193125-24-223402
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,103,920; sole dispositive power 0; shared dispositive power 1,103,920; aggregate amount beneficially owned 1,103,920 (3.3% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,103,920; sole dispositive power 0; shared dispositive power 1,103,920; aggregate amount beneficially owned 1,103,920 (3.3% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,103,920; sole dispositive power 0; shared dispositive power 1,103,920; aggregate amount beneficially owned 1,103,920 (3.3% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences Public Overage Fund, L.P. (CIK 0001913804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 325,653; sole dispositive power 0; shared dispositive power 325,653; aggregate amount beneficially owned 325,653 (1% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP Overage, L.P. (CIK 0001963247): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 325,653; sole dispositive power 0; shared dispositive power 325,653; aggregate amount beneficially owned 325,653 (1% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLSP Overage, L.L.C. (CIK 0001963248): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 325,653; sole dispositive power 0; shared dispositive power 325,653; aggregate amount beneficially owned 325,653 (1% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,552,774; sole dispositive power 0; shared dispositive power 4,552,774; aggregate amount beneficially owned 4,552,774 (13.6% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,552,774; sole dispositive power 0; shared dispositive power 4,552,774; aggregate amount beneficially owned 4,552,774 (13.6% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,552,774; sole dispositive power 0; shared dispositive power 4,552,774; aggregate amount beneficially owned 4,552,774 (13.6% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0% of the class)
  Comment: The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,552,774; sole dispositive power 0; shared dispositive power 4,552,774; aggregate amount beneficially owned 4,552,774 (13.6% of the class)
  Comment: The Aggregate Amount represents 4,552,774 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,323; shared voting power 4,552,774; sole dispositive power 4,323; shared dispositive power 4,552,774; aggregate amount beneficially owned 4,557,097 (13.6% of the class)
  Comment: The Aggregate Amount represents (i) 4,323 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron, and (ii) 4,552,774 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The Percent of Class is calculated based on 33,593,866 shares of the Issuer's Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- Albert Cha (CIK 0001397906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush (CIK 0001865123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes (CIK 0001702527): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MBX Biosciences, Inc.
Address of issuer's principal executive offices: 11711 N. Meridian Street, Suite 300, Carmel, Indiana (IN), 46032
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends the statement on Schedule 13D filed on September 23, 2024 (the "Original Schedule 13D" and this Amendment No. 1, the "Schedule 13D"). Except as otherwise specified in Amendment No. 1, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), in a series of private transactions, (i) FLS X purchased from the Issuer 18,922,852 shares of Series A Preferred Stock ("Series A Stock") for an aggregate approximate purchase price of $13,000,000 and 28,297,265 shares of Series B Preferred Stock ("Series B Stock") for an aggregate approximate purchase price of $25,065,525, (ii) FLSPF purchased from the Issuer 7,497,087 shares of Series C Preferred Stock ("Series C Stock"), for an aggregate approximate purchase price of $7,722,000, and (iii) FLSPOF purchased from the Issuer 2,211,650 shares of Series C Stock for an aggregate approximate purchase price of $2,278,000.

Upon closing of the IPO, the shares of Series A Stock, Series B Stock and Series C Stock held by FLS X, FLSPF and FLSPOF automatically converted into shares of Common Stock of the Issuer on a 12.0221-to-1 basis (the "Conversion), resulting in (i) FLS X holding a total of 3,927,774 shares of Common Stock, (ii) FLSPF holding a total of 623,608 shares of Common Stock, and (iii) FLSPOF holding a total of 183,965 shares of Common Stock, in each case on an as-converted basis following the Conversion. In addition, at the time of the IPO, (i) FLS X purchased an aggregate of 625,000 shares of Common Stock of the Issuer at the IPO price of $16.00 per share, (ii) FLSPF purchased an aggregate of 480,312 shares of Common Stock of the Issuer at the IPO price of $16.00 per share, (iii) FLSPOF purchased an aggregate of 141,688 shares of Common Stock of the Issuer at the IPO price of $16.00 per share and (iv) FLS XI purchased an aggregate of 3,000 shares of Common Stock of the Issuer at the IPO price of $16.00 per share (items (i)-(iv) together, the "IPO Purchases").

As of the date of this filing, (i) FLS X holds 4,552,774 shares of the Issuer's Common Stock (the "FLS X Shares"); (ii) FLSPF holds 1,103,920 shares of the Issuer's Common Stock (the "FLSPF Shares"); (iii) FLSPOF holds 325,653 shares of the Issuer's Common Stock (the "FLSPOF Shares"); and (iv) FLS XI holds 3,000 shares of the Issuer's Common Stock (the "FLS XI Shares").

The working capital of FLSPF, FLSPOF, FLS X and FLS XI was the source of the funds for the purchase of the FLSPF Shares, the FLSPOF Shares, the FLS X Shares and the FLS XI Shares. No part of the purchase price of the FLSPF Shares, the FLSPOF Shares, the FLS X Shares or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLSPF Shares, the FLSPOF Shares, the FLS X Shares or the FLS XI Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 1,103,920 shares of the Issuer's Common Stock (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLSPOF directly holds 325,653 shares of the Issuer's Common Stock (the "FLSPOF Shares"). FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS X directly holds 4,552,774 shares of the Issuer's Common Stock (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds 3,000 shares of the Issuer's Common Stock (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Second Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1 filed with the Commission on August 23, 2024).
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13D filed on September 23, 2024).

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/20/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/20/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/20/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/20/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/20/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/20/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/20/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/20/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/20/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/20/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/20/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/20/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/20/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/20/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/20/2025)